UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
     ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Bloomery Investment Holdings, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    West Virginia

    Date of organization
    September 22, 2014

Physical address of issuer
16357 Charles Town Road, Charles Town, WV 25414

Website of issuer
www.bloomerysweetshine.com

Current number of employees
Zero (0) (The issuer is a holding company that holds two (2) wholly-owned subsidiary limited liability companies. All business operations are conducted through one of those subsidiaries –

1

Bloomery Plantation Distillery LLC – which currently has thirteen (13) employees. See section entitled "**BUSINESS**" below.)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$696,798.00	$738,636.00
Cash & Cash Equivalents	$600.00	$6,697.00
Accounts Receivable	$39,316.00	$23,876.00
Short-term Debt	$146,722.00	$148,073.00
Long-term Debt	$451,887.00	$464,128.00
Revenues/Sales	$790,432.00	$790,683.00
Cost of Goods Sold	$404,423.00	$493,335.00
Taxes Paid	$0.00	$0.00
Net Income	-$193,106.00	-$381,628.00

April 30, 2017

FORM C-AR – ANNUAL REPORT

Bloomery Investment Holdings, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Bloomery Investment Holdings, LLC, a West Virginia limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

This Form C-AR pertains to, and is filed in conjunction with, an offering of units of Class B LLC/Membership Interests of the Company (the "Securities") made pursuant to Regulation CF (§ 227.100 et seq.) by means of a Form C (the "Form C") filed with the SEC on October 17, 2017 (the "Offering").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.bloomerysweetshine.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2017.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


Forward Looking Statement Disclosure


This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company is a West Virginia limited liability company, formed on September 22, 2014.

The Company's principal office is located at 16357 Charles Town Road, Charles Town, West Virginia 25414.

'The Company does not maintain its own website and instead utilizes the website of its subsidiary Distillery, which is: www.bloomerysweetshine.com.

The information available on or through Distillery's website is not a part of this Form C-AR.

The Business
The Company is a holding company that is the sole member and owner of two other West Virginia limited liability companies – Bloomery Plantation Holdings LLC ("Holdings") and Bloomery Plantation Distillery LLC ("Distillery"). Holdings holds certain real property (being the property on which Distillery conducts its operations), which property is leased to Distillery. Distillery is a distilled spirit manufacturer and merchant wholesaler/retailer. Distillery is currently conducting operations and has been continuously doing so since September 2011. The Company expects that its only significant source of revenue will be distributions made by Distillery from its net earnings, if any.

The Business Plan
Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery is presented herein as the relevant business plan. Distillery's business model relies on the continued growth and success of existing SweetShine products such as Limoncello and Black Walnut, as well as the creation of new seasonal products such as Pumpkin Spice and Cranberry Clementine. With funding to be provided to Distillery from the proceeds of Company's Offering, the Company intends that Distillery begin scaling up and taking on the national market through a targeted marketing campaign. That marketing campaign will include a resourceful take on building brand awareness and recognition at the retail level and creating the framework for a strong distribution channel, while maintaining a five-star tasting room experience at Distillery's West Virginia facility.

RISK FACTORS

The following material factors make an investment in the Company speculative or risky.

Risks Related to the Company's and Distillery's Business and Industry

The Company's performance is dependent upon Distillery's performance.
The Company's financial performance and success is wholly dependent upon the performance of

Distillery and the Company's ability to receive revenue as distributions of earnings from Distillery's operations. The Company will not receive revenue if Distillery is unable to generate adequate revenue and earnings, and, accordingly, the Company's business and financial condition will be materially adversely affected. **HENCE, ANY RISK TO DISTILLERY OR ITS BUSINESS, SALES, REVENUES, PROFITABILITY, RESULTS OF OPERATIONS OR FINANCIAL CONDITION, AS DISCUSSED IN THIS FORM C-AR, IS ALSO A RISK TO THE COMPANY'S BUSINESS AND FINANCIAL CONDITION, AND SHOULD BE CONSIDERED ACCORDINGLY**.

The Company can project future gains or losses only with uncertainty due to dependence upon Distillery's operations, which are uncertain.
The Company anticipates that substantially all of its future revenues will result from the sale of products developed, produced, and marketed by or for Distillery. The Company's future revenues are dependent upon the future success and profitability of such activities of Distillery, which future success and profitability is uncertain due to any number of considerations and, accordingly, the Company's future gains or losses can be projected only with uncertainty.

Distillery currently operates at a loss and Distillery is not assured of earning a profit in the future.
Distillery currently operates at a loss, has not earned a profit to date, and is uncertain of earning profits in the future. As such, Company will not have revenues to fund Distillery's further operations and growth if the proceeds of the Offering are fully expended prior to Distillery realizing profits from its operations.

Distillery is in the early stages of conducting operations and faces the risks and uncertainties incident to a new business.
Distillery opened its mini-distillery on September 17, 2011. Distillery remains in the early stages of conducting operations and has a limited operating history. Distillery faces all the risks and uncertainties incident to the development, operation, and growth of a new business. Both the Company and Distillery face numerous challenges in the pursuit of a business strategy for Distillery, including raising adequate capital for its operations and growth. There can be no assurance that the Company and Distillery will successfully meet these challenges.

Distillery's operating costs may rise significantly, which may negatively impact the profitability of Distillery's business.
Distillery incurs substantial operating costs in conducting its business, such as the costs of labor, ingredients, supplies, leased properties, utilities and energy, and freight. In particular, Distillery purchases large quantities of ingredients, such as corn liquor, and significant quantities of bottles to package its products. Operating costs may increase due to conditions that are difficult to predict and beyond Distillery's control, including inflation, competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental programs and regulations, such as those affecting trade, agriculture, and employee's wages and benefits. As such, any material upward movement in operating costs could negatively impact Distillery's margins, if it is not able to pass these costs on to its customers, or sales, if Distillery is forced to increase its prices, which would adversely affect its business, results of operations and financial condition.

Distillery may not distribute earnings to the Company.
Even if Distillery earns profits, it may determine that some or all of such earnings should be retained for the growth and development of its business and, accordingly, not make significant or any distributions to the Company. If the Company does not receive revenue as distributions from Distillery, its business, results of operations and financial condition will be materially adversely affected.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at Distillery's manufacturing facility, or a disruption at the facilities of Distillery's suppliers or distributors, could adversely affect Distillery's business, results of operations and financial condition. A disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect Distillery's business, results of operations and financial condition.

Distillery is dependent on third-party suppliers for key ingredients, packaging materials and production inputs, and its use of natural ingredients exposes it to weather and crop reliability.
Distillery purchases the ingredients used in the manufacturing of its spirits from a number of third-party suppliers. In addition, Distillery's products use agricultural products and therefore many outside factors, including weather conditions, farmers' rotation of crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. Distillery is exposed to the quality of the crops of agricultural products each year, and significant failure of a crop would adversely affect its costs.

We rely, in part, on third-party suppliers to maintain the quality of Distillery's products.
The failure or inability of suppliers to comply with the specifications and requirements of Distillery's products could result in product recall and adversely affect Distillery's reputation. While suppliers are required to comply with Distillery's product specifications and requirements, they may fail to provide products that are consistent with Distillery's standards or that are in compliance with applicable laws, and we cannot guarantee that Distillery will be able to promptly identify such failures. These same issues would exist with any new manufacturer, and may be exacerbated due to the newness of the relationship. The failure of any supplier to provide products that conform to Distillery's standards and comply with applicable laws could materially and adversely affect Distillery's brand and reputation in the marketplace, as well as customer relationships, and result in product recalls, product liability claims and severe economic loss.

Growth rates higher than planned, or the introduction of new products requiring special ingredients, could create demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for Distillery's key ingredients, there can be no assurance that Distillery would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect Distillery's business, results of operations and financial condition.

Parties with which Distillery contracts may fail to perform.
Distillery may enter one or more contracts for: (i) the sale of Distillery's products to third parties; (ii) the distribution of Distillery's products by third parties; (iii) the purchase by Distillery of supplies, materials, equipment, fixtures, or other goods from third parties; and/or (iv) other matters. However, there is no certainty that the parties to such contracts will perform their respective obligations under the contracts, or that Distillery will be able to judicially or otherwise enforce such obligations if the parties fail or refuse to perform their obligations, or if such parties become insolvent or seek bankruptcy protection, cease operations, or dissolve.

Distillery may be unable to market its products successfully.
There is no certainty of a market for Distillery's products at profitable prices.

The Company, together with Distillery, must correctly predict, identify, and interpret changes in consumer preferences and demand, and offer new products to meet those changes.
Consumer preferences for products change continually. Distillery's success depends on the ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. The Company and Distillery must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, Distillery's sales could decline.

Sales of a limited number of products and flavors contributed all of Distillery's historical cash flow.
A reduction in the sale of Distillery's products would have a material adverse effect on its ability to achieve and maintain profitability and achieve future growth. All of Distillery's sales for the year ended December 31, 2016 resulted from sales of ten (10) flavors of its products. During that year, approximately 51% of Distillery's sales came from sales of four primary flavors. All of its secondary flavors represent a relatively small portion of its sales. We cannot be certain that Distillery will be able to continue to commercialize or expand distribution of its existing flavors or that any of its future flavors will be accepted in their markets. Any inability on Distillery's part to stay current with food and consumer trends through new products could have a material adverse effect on its business, results of operations and financial condition.

Distillery's advertising and marketing efforts may be costly and may not achieve desired results.
Distillery incurs substantial expense in connection with its advertising and marketing efforts. Although Distillery targets its advertising and marketing efforts on current and potential customers who it believes are likely to be in the market for the products Distillery sells, we cannot assure you that Distillery's advertising and marketing efforts will achieve desired results. In addition, Distillery periodically adjusts its advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of such advertising expenditures, which may be made to optimize such return could adversely affect Distillery's sales.

Distillery's business and results of operations may be adversely affected if it is unable to maintain its customer experience or provide high quality customer service.
The success of Distillery's business, particularly its business conducted in its tasting room,

largely depends on Distillery's ability to provide a superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as its ability to continue to operate the tasting room with personable staff and provide a reliable and user-friendly website interface for Distillery's customers to browse and learn about Distillery and its products. If Distillery is unable to maintain a superior customer experience and provide high quality customer service, Distillery may not be able to retain existing customers or attract new customers, which could have an adverse effect on Distillery's business, results of operations, and financial condition.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets and liquor stores in Distillery's major markets, may consolidate, resulting in fewer customers for Distillery's business. Consolidation also produces larger retail customers that may seek to leverage their position by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories. Retail consolidation and increasing retailer power could adversely affect Distillery's product sales and results of operations. Retail consolidation also increases the risk that adverse changes in a large retailer's business operations or financial performance will have a corresponding material and adverse effect on Distillery. For example, a retailer in financial difficulty may delay, decrease, or cancel purchases of Distillery's products, or delay or fail to pay Distillery for previous purchases, which could materially and adversely affect Distillery's product sales, business, operating results, and financial condition.

Reductions in sales of Distillery's products will have an adverse effect on its profitability and ability to generate cash to fund its business plan.
The following factors, among others, could affect continued market acceptance and profitability of Distillery's products:
• the introduction of competitive products;
• changes in consumer preferences among alcoholic beverage products;
• changes in consumer alcohol consumption habits, including trends away from certain categories, including craft/artisan products and flavored liqueurs;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding alcohol or any detrimental effects of alcohol upon health;
• any unfavorable publicity regarding Distillery's brand;
• litigation or threats of litigation with respect to Distillery's products;
• the price of Distillery's products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to Distillery's products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of Distillery's products; and
• new science or research that disputes the healthfulness of Distillery's products.
Adverse developments with respect to the sale of Distillery's products would significantly reduce its net sales and have a material adverse effect on its ability to achieve and maintain profitability.

Distillery's business is seasonal in nature, and Distillery is likely to experience fluctuations in results of operations and financial condition.

Distillery's business has been somewhat seasonal, with sales being historically higher in the months of July through September than during the rest of the year.

Distillery is heavily dependent on its distributors.
Distillery sells a substantial portion of its products to independent distributors for distribution to on-premise locations such as bars and restaurants, and for distribution to off-premise retail locations such as grocery and liquor stores. Although Distillery currently has an adequate network of wholesale distributors for its current needs, sustained growth and expansion into new markets will require Distillery to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that Distillery will be able to maintain its current distribution network or secure additional distributors on terms favorable to Distillery, or at all. Inability to maintain and add distributors could have a material adverse effect on Distillery's business, results of operations, and financial condition. Further, Distributors often represent competing spirits brands and may be influenced by their continuing business relationships with other distillers. Distillery's distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales. While we believe that the relationships between Distillery and its distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of Distillery's distributors will continue to effectively market and distribute Distillery's products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on Distillery's business, results of operations, and financial condition.

Distillery's distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under some state laws, distribution agreements for alcoholic beverages can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit an alcoholic beverage supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the alcoholic beverage distribution industry, which could adversely affect the financial stability of distributors on which we rely.

Failure by Distillery's transportation providers to deliver Distillery's products on time or at all could result in lost sales.
Distillery currently relies upon third-party transportation providers for a significant portion of its product shipments. Distillery's utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet Distillery's shipping needs. Distillery may, from time to time, change third-party transportation providers, and Distillery could therefore face logistical difficulties that could adversely affect deliveries. Distillery may not be able to obtain terms as favorable as those it receives from its current third-party transportation providers or may incur additional costs, which

in turn would increase Distillery's costs and thereby adversely affect its business, operating results, and financial condition.

Distillery's business is substantially dependent upon awareness and market acceptance of its products and brands.
Distillery's business depends on acceptance of its products by its end consumers, as well as acceptance by its independent distributors that Distillery's brands have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. Any failure of Distillery's brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on its revenues, business, operating results, and financial condition.

Maintaining, extending and expanding Distillery's reputation and brand image are essential to our business success.
We intend to maintain, extend, and expand Distillery's brand image through marketing investments, including advertising and consumer promotions. Regulation and scrutiny of advertising, consumer promotion, and marketing practices, whether existing or newly imposed, or Distillery's response to those restrictions, could limit our efforts to maintain, extend and expand Distillery's brand. Moreover, adverse publicity about regulatory or legal action against Distillery could damage its reputation and brand image, undermine its customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations. In addition, our success in maintaining, extending, and expanding Distillery's brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about Distillery, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If we do not establish, maintain, extend and expand Distillery's brand image, then its product sales, business, results of operations, and financial condition could be adversely affected.

Product safety and quality concerns, and product liability claims, could adversely impact Distillery's business and reputation.
Distillery's success depends in large part on its ability to maintain consumer confidence in the safety and quality of its products. Distillery's business exposes it to potential product liability risks as well as warranty and recall claims that are inherent in the manufacture, sale and use of its products. If Distillery's products are actually or allegedly defective, contaminated, or unfit for consumption, Distillery may be subject to product liability claims for products alleged to have caused injury, illness or death (even if such allegations are without merit), which claims may not be covered by insurance, or forced to recall its products for health or safety-related issues. Product liability claims or recalls may result in negative publicity and harm to Distillery's reputation, loss of current and future customers, reduced revenue and increased costs, all of which could have an adverse effect on Distillery's business, results of operations, and financial condition. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived safety and quality consequences of certain ingredients in Distillery's products may erode consumers' confidence in the safety and quality of those ingredients, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of Distillery's products, negative publicity, or

actual or threatened legal actions, all of which could damage the reputation of Distillery's products and may reduce demand for Distillery's products.

If Distillery's brand or reputation is damaged, the attractive characteristics that it offers retailers may diminish, which could diminish the value of its business.
Distillery is currently an attractive brand for its customers because its products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both Distillery's premium price point and its sales velocity. If Distillery's brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for Distillery's products and Distillery may no longer be able to generate a high sales velocity at its then-current prices. If Distillery no longer offers these characteristics, retailers may decrease their orders of Distillery's products and downgrade the in-store placement of such products, which could have an adverse effect on Distillery's business, results of operations, and financial condition.

The alcoholic beverage industry is highly competitive.
The alcoholic beverage industry is highly competitive with a large and ever-increasing number of products competing for a limited market. Distillery's competitors may include major companies with significantly greater financial, technical and personnel resources, and superior expertise in development and marketing of products. Smaller or early stage companies may also prove to be significant competitors. Existing or future competitors may produce and market products comparable or superior to those of Distillery. Such a scenario may have a material adverse effect on Distillery's business, results of operations, and financial condition.

Distillery relies on various intellectual property rights, including trademarks, in order to operate its business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that Distillery has taken or may in the future take to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to Distillery because an infringer has a dominant intellectual property position or for other business reasons. Distillery's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact Distillery's competitive position, business, results of operations, and financial condition.

From time to time, third parties may claim that one or more of Distillery's products infringe their intellectual property rights.
Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert Distillery's management and key personnel from its business operations. A claim of intellectual property infringement could force Distillery to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require Distillery to redesign or relabel its products, which would be costly and time-consuming, and/or could subject Distillery to an injunction against sale of certain of its products. Distillery may have to pay substantial damages, including damages for past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

Evolving federal, state or local laws and regulations, or failure to comply with applicable laws and regulations, may increase Distillery's costs and have a material adverse effect on its financial condition.

Distillery's activities or products are subject to various federal, state, and local laws and regulations. Distillery is subject to governmental regulation regarding such matters as product quality and safety, ingredients, advertising, trade practices, product or production requirements, labeling, import or export, relations with distributors and retailers, health and safety, taxes, and the environment. Such laws and regulations, and interpretations thereof, may change, sometimes dramatically, or new laws and regulations may be imposed, as a result of a variety of factors, including political, economic or social events. The need to comply with new or revised laws or regulations, or new or changed interpretations or enforcement of existing laws or regulations, may increase Distillery's costs of compliance and divert Distillery's management's time and attention from strategic initiatives, which may have an adverse effect on Distillery's business, results of operations, and financial condition. Further, if Distillery fails to comply with applicable laws and regulations, it could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on its business, results of operations, and financial condition. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm Distillery's business or reputation.

Distillery is subject to governmental regulations affecting distilleries and tasting rooms.

Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. To operate its distillery, Distillery must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Distillery's tasting room is subject to alcohol beverage control regulations that require Distillery to maintain a license that may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of Distillery's tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting Distillery's ability to conduct business), assessment of additional taxes, interest and penalties, or the imposition of significant fines.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of Distillery's products. If these types of requirements become applicable to Distillery's products under current or future health laws or regulations, they may inhibit sales of such products.

Distillery's licenses are subject to revocation.
Distillery, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force Distillery to cease its current operations. Revocation of licensing by a state could force Distillery to cease sales and marketing in that state.

The Company's and Distillery's success depends on the experience and skill of their respective management teams and key employees.
In particular, the Company and Distillery are dependent on Thomas J. Kiefer, Distillery's Chief Executive Officer, Linda S. Losey, Distillery's Chief Operating Officer and Chief Creative Officer, and Robert H. Losey, Distillery's Chief Sales Officer, who together are all the "Class A Members" of the Company in whom management rights and powers reside. There can be no assurance that they will continue to be employed by Distillery for a particular period of time. The loss of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey or any other executive officer or key employee could harm Distillery's and/or the Company's cash flow, business, results of operations, and financial condition.

The success of Distillery is highly dependent upon its ability, in a competitive environment, to attract and retain qualified managers and other personnel.
Distillery's operations could be adversely affected if, for any reason, any of its principal managers, officers, or other key personnel cease to be active within the company. Growth of Distillery will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis. The Company does not intend to secure key-man insurance with respect to such key personnel.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company and Distillery are dependent on Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey in order to conduct their operations and execute their business plans, however, neither the Company nor Distillery have purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company's and/or Distillery's business, results of operations, and financial condition.

The Company has indicated that it and Distillery have engaged in certain transactions with related persons.
Please see the section of this Form C-AR entitled "**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**" for further details.

Distillery's ability to successfully implement its business plan requires an effective planning and growth-management process.
If unable to manage its growth, Distillery may not be able to implement its business plan, and its business may suffer as a result. The Company expects that Distillery will have to expand its business to address potential growth in the number of customers and markets, expand its product offerings, and pursue other market opportunities. The Company expects that Distillery will need

to continue to improve its operational and financial systems, procedures, and controls, and will need to expand, train, and manage its workforce. The Company can give no guarantee that Distillery will be successful in these efforts.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The proceeds of the Offering may be insufficient for Distillery's needs.

The Company believes that the proceeds of its Offering will be sufficient to fund Distillery's needs for the items specified in the section entitled "**USE OF PROCEEDS**" in the Company's Form C. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such needs. In such event, the Company would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that the Company would then be able to obtain any such funding. Further, the sale of additional equity interests in the Company may dilute Securities sold pursuant to the Offering.

Market conditions may make raising future capital difficult.

In the relatively recent past, the domestic and international economies have faced turbulent times with credit markets severely contracting, thus making traditional financing difficult, if not impossible, to secure. A significant downturn in the national or global economy may cause a general disinclination to invest in companies such as the Company. Consequently, investors may be reluctant to invest in the Company in the event of the need for additional financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, the Company may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company, making debt service and borrowing more difficult or financially unsustainable.

Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

Because Distillery's business is seasonal, adverse events during its busiest season could materially affect Distillery's financial performance as a whole.

Distillery generally recognizes its highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of its and the Company's fiscal year. In anticipation of this holiday selling season, Distillery purchases substantial amounts of seasonal inventory. Adverse

events, such as deteriorating economic conditions, higher unemployment, higher gas prices, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season and result in the liquidation of excess seasonal merchandise at unanticipated markdowns. Such events would adversely affect Distillery's sales, operating results and financial condition.

Distillery's business may be adversely affected by unforeseen events.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, wherever occurring, could disrupt Distillery's supply chain or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for Distillery's products or make it difficult or impossible to obtain ingredients or supplies from Distillery's suppliers. Extreme weather conditions in the area in which Distillery's tasting room is located, or in markets where retailers of Distillery's products have stores, could adversely affect Distillery's business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for customers to travel to Distillery's tasting room or such retailer's stores and thereby reduce Distillery's sales and profitability. Distillery's business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of Distillery's inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect Distillery's business, results of operations and financial condition.

Decreases in discretionary consumer spending may have an adverse effect on Distillery.
The products Distillery offers are products that consumers are likely to view as discretionary items rather than necessities. As a result, Distillery's results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Factors such as availability of consumer credit, consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and Distillery's business, results of operations, and financial condition.

Risks Related to the Securities

The Securities are "restricted securities" and will not be freely tradable under federal securities law until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each holder of the Securities should consult with his or her attorney. There is a lack of public market for, and liquidity in, the Securities.
The Securities have not been registered under the Securities Act or the securities laws of any state or non-United States jurisdiction and, accordingly, the Securities are "restricted securities" and cannot be offered, sold, or otherwise transferred, encumbered, or hypothecated in the United States unless registered under the Securities Act and any applicable state securities laws or unless exempt from such registration. Holders of the Securities will have no rights to require registration of the Securities under the Securities Act or other securities laws, and it is not currently contemplated that registration will be effected. There is not now and likely will not be a public market for the Securities and holders of the Securities may, therefore, find it difficult or

impossible to liquidate their investment when desired. Restrictions or difficulties in transferring the Securities may adversely affect the price that a holder might be able to obtain in a private sale of the Securities.

There can be no assurance that we will ever provide liquidity to holders of the Securities through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for holders of the Securities. Furthermore, the Company may be unable or unwilling to register the Securities for resale by holders of the Securities for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, holders of the Securities could be unable to sell their Securities unless an exemption from registration is available.

There is no certainty that holders of the Securities will realize a Return on Investment.
There is no assurance that a holder of the Securities will realize a return on its investment or that it will not lose its entire investment.

Units of Class B LLC/Membership Interests available for future issuance may dilute your investment.
Dilution is the reduction in the percentage of ownership represented by a unit of LLC/Membership Interests that results from the issuance of additional units. For example, if an LLC had 100 units issued, each unit would represent ownership of 1% (1/100) of the LLC, but the issuance of an additional 100 units would decrease the ownership percentage to 1/2% (1/200) per unit. The Company's Operating Agreement attached as Exhibit B to the Company's Form C authorizes two hundred thousand (200,000) units of Class A LLC/Membership Interests and two hundred thousand (200,000) units of Class B LLC/Membership Interests. All two hundred thousand (200,000) units of the Class A LLC/Membership Interests are issued and outstanding, and an estimated nineteen thousand seven hundred (19,700) units of the Class B LLC/Membership Interests will be issued and outstanding after finalization of the Offering. In the aggregate, the Company will have an estimated two hundred nineteen thousand seven hundred (219,700) units of LLC/Membership Interests (both Class A and Class B) issued and outstanding after finalization of the Offering. The Company may, at a later date, issue the balance of the authorized units of Class B LLC/Membership Interests (approximately 180,300 units – as to which the "Class B Members" (being the holders of Class B LLC/Membership Interests) do not have preemptive rights), which additional units would dilute the percentage of both the aggregate Class B LLC/Membership Interests and the aggregate of all LLC/Membership Interests (both Class A and Class B) owned by holders of the Securities under the Offering, and accordingly dilute the percentage of distributions to which they would be entitled. Further, the Company could authorize and issue additional membership interests, whether Class A, Class B, or of a separate class entirely, at a later date. The availability of any of such units and their potential future issuance may be dilutive and could adversely affect the value of the Securities.

Distributions to Holders of the Securities upon liquidation and dissolution may be limited or restricted by legal requirements that adequate provision or reserve be made for creditors of Distillery or the Company, as the case may be.
Upon dissolution of Distillery, proceeds from the liquidation of assets will be available to the Company only after the satisfaction of all other claims on Distillery and the establishment of

reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of Distillery. Similarly, upon dissolution of the Company, proceeds from the liquidation of assets will be available to the Company members (on the basis specified in the Company's Operating Agreement attached as Exhibit B to the Company's Form C) only after the satisfaction of all other claims on the Company and the establishment of reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of the Company. Hence, the ability of holders of the Securities to recover funds invested in the event of dissolution and liquidation will depend upon the proceeds of liquidation and the claims to be satisfied.

Distributions may be insufficient for tax purposes.
The Company is taxed as a partnership. Accordingly, income and gains will be passed through to the Company members (whether Class A or Class B Members) on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

The Company is subject to audit by the Internal Revenue Service, which could impact a Purchaser's tax returns and tax liability.
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each member's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the members from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a member's individual income tax return, which may lead to adjustments other than those related to ownership of the Securities.

The Class A Members are small in number and will continue to control the Company; Class B Members will not participate in management.
Except as otherwise expressly provided in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, only Class A Members (as contrasted with Class B Members, including holders of the Securities) have the right to vote on, and otherwise participate in, the management of the Company and its business, including the management of its wholly-owned subsidiaries, Distillery and Holdings, and their respective businesses. All the authorized Class A LLC/Membership Interests in the Company have been issued to and are held by the following Class A Members: Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey. Accordingly, the Class A Members will continue to be able to control the Company, with the power and authority to make both strategic long-term and day-to-day operational decisions regarding the Company, Distillery, and Holdings, and their respective businesses. Some or all of the Class A Members may have interests that are different from yours, and they may support proposals and actions with which you may disagree. Holders of the Securities are Class B Members in the Company and have no rights to participate in its management or operation except as otherwise expressly set forth in the Company's Operating Agreement.

The Class A Members shall generally not be liable to holders of the Securities.
The Class A Members shall be liable to holders of the Securities for losses, damages, costs, and expenses only to the extent mandated by the Company's Operating Agreement attached as Exhibit B to the Company's Form C and applicable law. The Operating Agreement provides that none of the Class A Members shall be liable or responsible to the Company or any member or interest holder for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or any manager by the Operating Agreement or by law, unless the action was taken or the omission was made fraudulently or unless the action or omission constituted gross negligence, reckless or willful misconduct, a knowing violation of law, or an intentional breach of the Operating Agreement. Further, the Operating Agreement may require indemnification of the Class A Members in certain or most circumstances, which indemnification could deplete the Company's cash available for general operations and growth.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, and general financial condition.

The Company may redeem the Securities from Holders of the Securities.
As provided and on the terms and in the limited situations set forth in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Company may redeem and purchase back from holders of the Securities any Securities issued under this Offering without further consent or approval of the holders.

The Securities are subject to Drag-Along Rights.
Pursuant to provisions of the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have Drag-Along Rights. For purposes of this provision, "Drag-Along Rights" means that, in the event the Class A Members elect to sell all of the Class A LLC/Membership Interests to an unrelated, unaffiliated, bona-fide third party (an "Acquirer") on a good-faith, arm's length basis, the Company (by action of the Class A Members) may compel the Class B Members to sell all the Securities to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the Company. Further, if the Class A Members negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the Class A LLC/Membership Interests or all or substantially all of the Company's assets, the Class B Members shall cooperate in the negotiation and consummation of any such sale or other transfer.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY

EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

BUSINESS

Description of the Business

<u>Bloomery Investment Holdings, LLC</u>

General

The Company was organized on September 22, 2014, as an at-will, member-managed limited liability company under the laws of the State of West Virginia by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey.

The Company is a holding company and holds all the membership interests in two other West Virginia limited liability companies – Holdings and Distillery. The Company conducts no business or operations of its own and is dependent upon the operations and earnings of its wholly-owned subsidiaries, Holdings and Distillery, for the Company's revenue. Holdings and Distillery are discussed further below.

Business Plan & Financial Information

Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery (discussed below under the part entitled "<u>Bloomery Plantation Distillery LLC</u>" below and attached to the Company's Form C as Exhibit C, as updated by Exhibit A to this Form C-AR) is presented herein as the relevant business plan.

Attached to this Form C-AR as Exhibit B are the Company's financial statements certified by its principal executive officer.

Management

The Company is, and will continue to be, managed by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey, who hold all the Company's Class A LLC/Membership Interests. Such persons have significant experience in business. See the section entitled "**MANAGEMENT, OFFICERS AND EMPLOYEES**" below.

Exempt Offerings Conducted within Prior Three Years

From May 16, 2016 through September 15, 2016, the Company conducted a prior exempt offering under Section 4(a)(6) of the Securities Act and Regulation CF. Such offering concerned Class B LLC/Membership Interests substantially similar in rights as the Securities offered under the Offering. Such offering terminated without the sale of any securities.

From October 17, 2016 through January 27, 2017, the Company conducted the Offering pursuant

to which the Securities (being Class B LLC/Membership Interests) were sold, which offering was conducted under Section 4(a)(6) of the Securities Act and Regulation CF. Such offering resulted in the sale of an estimated 19,700 units of such Class B LLC/Membership Interests at an estimated aggregate price of $197,000. The net proceeds of the Offering will be provided to Distillery to be used as set forth in the Company's Form C in the section entitled "**USE OF PROCEEDS.**"

Bloomery Plantation Holdings LLC

General

Holdings was organized on January 26, 2011, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Thomas J. Kiefer and Linda S. Losey subsequently transferred all their membership interests in Holdings, together with their respective membership interests in Distillery and the separate transfer by Robert H. Losey of his membership interests in Distillery, to the Company in exchange, collectively, for the entirety of the two hundred thousand (200,000) authorized units of Class A LLC/Membership Interests in the Company. The Company is now the sole member of Holdings.

Holdings owns the following real property situated in Jefferson County, West Virginia: (i) an improved tract of 12.00 acres, more or less, located at 16357 Charles Town Road, Charles Town; and (ii) two lots, each being 25' by 125', upon which is located a warehouse facility, situated at 322–324 Mildred Street, Charles Town. The 12.00 acre tract is leased to Distillery and is the site of Distillery's business operations and tasting room. The Mildred Street lots are leased to Distillery and are used by Distillery as a bonded warehouse and production facility. The asset value of the properties is reflected in the Company's balance sheet included in its Financial Statements attached hereto as Exhibit D.

Holdings directly receives no payments under the leases, pursuant to which Distillery is required to directly pay all indebtedness secured by the demised premises (as reflected in the following paragraph), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises. As a consequence of the structure of the lease, Holdings has no cash revenue or expenses and no net profit or loss. The terms of the leases run through September 30, 2024.

Liabilities & Encumbrances

The 12.00 acre tract is encumbered by: (i) a deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $363,000, which deed of trust is recorded in the Office of the Clerk of the County Commission of Jefferson County, West Virginia, in Trust Book 1964, at page 659; and (ii) a credit line deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $150,000, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1964, at page 667. The Mildred Street lots are encumbered by a deed of trust dated December 27,

2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $132,750, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1990, at page 68. All such indebtedness is discussed below under the part entitled "Bloomery Plantation Distillery LLC" below.

Management

Holdings is managed by the Company.

Bloomery Plantation Distillery LLC

General

Distillery was organized on December 21, 2010, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Robert H. Losey became a member of Distillery in 2014. Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey subsequently transferred all their membership interests in Distillery, together with their respective membership interests in Holdings, to the Company in exchange, collectively, for the entirety of the two hundred thousand (200,000) authorized units of Class A LLC/Membership Interests in the Company. The Company is now the sole member of Distillery.

Distillery is a distilled spirit manufacturer and merchant wholesaler/retailer. Distillery is in the early stages of conducting operations.

Distillery produces world-class liqueurs. Its all natural, award-winning SweetShines are made by hand, from 190 proof corn liquor, pure cane sugar, and farm-fresh ingredients. The finished Sweetshine products are sold in 375 ml bottles and range in proof from 8 to 70. Distillery currently produces 10 Sweetshine SKUs: Limoncello, Cremma Lemma, Raspberry Lemon, Hard Lemonade, Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, seasonal Cranberry Clementine and seasonal Pumpkin Spice. Distillery recently introduced Cré, a botanical liqueur sold in a 750 ml bottle.

Distillery opened as a mini-distillery in the agri-tourism industry in September 2011. The mini-distillery is located two miles east of Charles Town, WV and is situated on a 12-acre parcel of land where Distillery grows farm-fresh ingredients, including ginger, raspberries and lemons. Production and retail sales take place in a two-story 50' x 16' pre-civil war, historic log cabin on the property.

Distillery intends to continue to serve and market its products in its current markets: West Virginia, District of Columbia, Tennessee, Maryland, New York, Pennsylvania, Virginia, Massachusetts, and Rhode Island. Distillery intends to expand its distribution in accordance with a national distribution plan first adopted in February 2014, and recently revised. Distillery intends to open, supported by marketing efforts, California in late 2017. In order to permit increased sales, Distillery will scale production accordingly. Distillery also intends to explore the possibility of international distribution.

Distillery's Business Plan, current as of October 2016, which sets forth in significant detail Distillery's business plans and objectives, is attached as Exhibit C to the Company's Form C and incorporated by reference. Attached to this Form C-AR as Exhibits A and B, respectively, are an update to said Business Plan and the Company's financial statements certified by its principal executive officer. Said financial statements reflect Distillery's operations and financial results.

Distillery currently has cash flow and liquidity problems. Cash flow is limited due to growth and expansion. The proceeds of the Offering are intended to provide the needed cash flow to permit Distillery to reach a break-even point and profitability.

Distillery currently operates at a loss. Distillery incurred large losses in 2013 due to rebranding of the product, increased marketing and branding expenses in opening new markets and implementing a national distribution strategy, hiring additional employees to scale production and expand tasting room sales, and renovating a new facility. The expenses of rebranding and facility renovation were one-time expenses that will not recur. Distillery continued to incur losses in 2014, but such losses were substantially less than the losses incurred in 2013.

At the end of 2014, Distillery led a lobbying effort to amend West Virginia laws that allowed the WV Alcohol Beverage Control Administration ("ABCA") to collect a 28% markup fee on product purchased from our tasting room, additional fees on cases of product, and an additional 10% Market Zone Tax paid by Distillery and distributed by the State to local liquor stores. The lobbying efforts were successful. The amended laws became effective on June 12, 2015 and reduced the 28% mark up fee to 5%, reduced and/or eliminated the fees on cases of product, and decreased the Market Zone Tax from 10% to 2%.

However, Distillery temporarily closed its tasting room for two months while it challenged the ABCA's authority to collect the subject fees and lobbied for a legislative remedy with our fans' grassroots support. Although the laws were changed in our favor, Distillery lost sales during closure of the tasting room, which is reflected in its 2015 revenue. Distillery's financials reflect Distillery having to pay in 2015 the difference for the months of November and December 2014 between the price at which tasting room product was sold to ABCA and the marked-up price at which Distillery repurchased the same tasting room product from ABCA, which payments were deferred pending finalization of the legislative changes in June 2015. In spite of closure for several months and negative public perception that Distillery was permanently closed, Distillery still surpassed its 2014 sales by a slim margin. Distillery originally anticipated that it would reach its $1.28M break-even point in May 2017 with the proceeds of the Offering fueling the national growth of the brand. Due to delays in receiving the proceeds of the Offering, Distillery was forced to delay the commencement of marketing efforts, which has hindered achieving break-even status. Distillery now hopes to reach the break-even point by October 2017.

The Company projects that Distillery will be profitable when its revenues total approximately One Million Two Hundred Eighty Thousand Dollars ($1,280,000).

Distillery's business model relies on the continued growth and success of its existing brand and products, as well as the creation of new seasonal products. The markets and industry segments

in which Distillery offers its products are highly competitive. Distillery utilizes its marketing and online presence to engage its customers and provide them with innovative cocktail ideas. We believe Distillery must continue to provide new, innovative products and branding to the consumer in order to grow its business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. We also believe a high-quality buying experience with knowledgeable salespeople who can convey the value of Distillery's products greatly enhances its ability to attract and retain customers. Therefore, in addition to providing the best liqueurs, Distillery's strategy also includes building and expanding its base of retail stores and its third-party distribution network to effectively reach more customers and provide them with a high-quality sales and post-sales support experience. We believe continual investment in research and development ("R&D"), marketing and advertising is critical to the development and sale of Distillery's products. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

Although Distillery has achieved significant milestones with its business, including Double Gold at the 2015 San Francisco Spirit Award Competition and being named as one of *Entrepreneur Magazine's* Best Entrepreneurial Companies in America in 2015, it is not yet profitable. Distillery has faced many challenges along the way, but continues to move forward. We believe that Distillery has a promising future, a terrific product, and an amazing team, but its resources are stretched to the limit. We believe that an infusion of capital from the Offering will allow Distillery to move toward profitability by providing the resources necessary to implement a National Sales and Marketing Campaign that will result in greater market share.

Distillery's Products

Product	Description	Current Market
Bloomery SweetShine	All natural, farm-fresh liqueurs, ranging in proof from 8° to 70°.	WV, DC, TN, MD, NY, PA, VA, MA, & RI

Distillery currently sells ten (10) flavors of Bloomery SweetShine: Limoncello, Cremma Lemma, Raspberry Lemon, Hard Lemonade, Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, seasonal Cranberry Clementine and seasonal Pumpkin Spice, and one botanical liqueur called Cré. Distillery currently has two (2) new products in development.

The Distillery distributes Bloomery SweetShine wholesale to alcohol distributors in non-control states, such as NY and MD, and directly to the State Liquor Boards in control states, such as VA and PA. The Distillery also sells retail to the public at its WV tasting room.

Sales

Until May 2013, all Distillery's sales occurred at its on-site tasting room, which was open to the public just two days per week. In 2014 two additional days per week were added. Distillery commenced off-site distribution of its products in May 2013, and now has sales and distribution

throughout West Virginia, Virginia, Tennessee, Maryland, New York, Pennsylvania, Massachusetts, Rhode Island, and the District of Columbia.

Distillery has no major sales contracts.

Distillery's sales for its most recent fiscal year completed (i.e., Calendar Year 2016) totaled $790,432. Distillery's projected total sales for Calendar Years 2017 through 2018 are set forth on its Financial Projections included within its Business Plan attached as Exhibit C to the Company's Form C. Although those Financial Projections were prepared for the Company's Form C filed October 17, 2016, the Company considers them to be reasonable projections as of the date of this Form C-AR.

Supply Chain & Customer Base

Distillery purchases ingredients, including 190 proof corn liquor, from various suppliers. Distillery has not entered long-term contracts for such ingredients and instead purchases such items on the open market. Distillery generally believes and has found that its ingredients are fungible goods that are available in the required high quality and in sufficient quantities from multiple vendors on the open market. However, a number of farm-fresh ingredients are currently obtained from single or limited sources, including the Distillery's own farm. Raw agricultural ingredients used by Distillery, including those that are available from multiple sources, are at times subject to shortages and significant pricing fluctuations that could materially adversely affect Distillery's financial condition and operating results.

At present, the only supply that Distillery obtains from an exclusive source is its 375 ml bottles, which are purchased from a supplier in the United States. Distillery intends to continue to procure its bottles from that sole source.

The customers for Distillery's tasting room are our neighbors and local residents who appreciate Distillery's quality SweetShines and tasting room experience as well as destination tourists who have heard about Distillery via word of mouth or social media channels. Distillery's customers tend to be educated foodies who appreciate knowing from where their food and drink comes. Distillery's distributors sell to liquor stores who support the American craft distilling movement, as well as to local bars and restaurants who craft beautiful, classic cocktails with a natural twist.

Liabilities

Distillery is primarily liable under the following four (4) loans, all of which are current:

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/16)	$327,486
Interest rate and payment schedule	4%, 240 monthly payments of approximately $2,210.

Amortization schedule	6 months of interest followed by 240 payments of $2210.72 with any unpaid interest and principal due at time of maturity
Describe any collateral or security	First lien deed of trust on property located at 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 1, 2033

Type of debt	Line of credit
Name of creditor	United Bank
Amount outstanding (as of 12/31/16)	$146,722
Interest rate and payment schedule	4% floor, the outstanding principal balance of the loan will be **payable in full on demand or at maturity**, whichever occurs first. **Loan will mature in 12 months and will be reviewed for renewal.**
Amortization schedule	Payments of interest due monthly
Describe any collateral or security	2nd liens on 38 and 43 Cedar Knoll, Cockeysville, MD 21030 (property of Tom Kiefer); 2nd lien on 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 22, 2017

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/16)	$119,980
Interest rate and payment schedule	Interest will accrue on the outstanding principal balance of the loan at the rate of 4.75% per year for the first five years. For the remainder of the loan the rate will adjust to 1% above the highest NY Prime Rate.
Amortization schedule	The loan will be payable in 6 months of interest only followed by 240 monthly payment of $862.52.

Describe any collateral or security	First lien deed of trust on property known as 322/324 N. Mildred Street, Charles Town, WV 25414
Maturity date	January 16, 2034

Type of debt	Vehicle Loan
Name of creditor	Ford Motor Credit
Amount outstanding (as of 12/31/16)	$14,048
Interest rate and payment schedule	0%, $610.78 every month through November 14, 2018
Describe any collateral or security	2013 Ford C-Max Energi
Maturity date	November 14, 2018

In addition to the loans referenced above, the Company carries various short term debt (consisting of credit card debt, taxes, etc.) totaling approximately $130,000. All such debt is current.

Prior to the organization of the Company and the Class A Members contributing their interests in Distillery and Holdings to the Company as capital contributions for their respective Class A Membership Interests, (i) the Class A Members made additional capital contributions to Distillery by personally assuming, collectively, debt of Distillery with a principal balance of $595,385.14, with Holdings thereby being released from the liability, (ii) Linda S. Losey made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,325.59 owed to Linda S. Losey personally; and (iii) Thomas J. Kiefer made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,437.78 owed to Thomas J. Kiefer personally.

Legal Proceedings

As of the date of this Form C-AR, none of the Company, Distillery, or Holdings is a party to any litigation or administrative action that, to the knowledge of the Company, could materially affect its respective operations. Further, the Company is not aware of any threatened (whether on writing or otherwise) litigation or administrative action that may have a material effect upon the Company's, Distillery's, or Holdings' respective business, financial condition, or operations.

No petition for bankruptcy, receivership, or similar proceedings has been filed by or against the Company, Distillery, or Holdings.

Competition

Over one thousand (1,000) micro distilleries currently exist in the United States, the vast majority of which concentrate on distilling traditional spirits, like vodkas, whiskeys, and bourbons. While 64 micro distilleries produce specialty liqueurs and cordials, the primary focus of 59 of those 64 craft distilleries is the production of traditional spirits – with a secondary emphasis on liqueur and cordials. The main focus of the remaining five craft distillers (including Distillery) is solely producing a line of liqueurs.

The four (4) craft distilleries competing with Distillery in the production of liqueurs are: CelloVia, Don Ciccio & Figli, Garofalo Artisan Liqueur, and PollyOdd. Additionally, Thatcher's Organic, a former craft distiller purchased by Beam, Inc. in 2010, is considered a competitor to Distillery. Further discussion of these five (5) competitors is contained in the "Bloomery Plantation Distillery" section of the Business Plan attached as Exhibit C to the Company's Form C.

Distillery does not, and does not expect to, compete on price. Instead, Distillery intends to compete on taste, flavor profile, awards, customer experience, product integration, branding and intellectual property.

General competition in the alcohol beverage industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale rapidly to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the farm-fresh and hand-crafted quality of our products are the critical factors for the success of our company. Our products also compete against similar products of small craft distillers. Product quality, performance, value and packaging are also important differentiating factors.

Management

Distillery is managed by the Company. The Company has appointed the following persons as the indicated officers of Distillery:

Thomas J. Kiefer – Chief Executive Officer

Linda S. Losey – Chief Operating Officer & Chief Creative Officer

Robert H. Losey – Chief Sales Officer

Such officers have experience in business. See the section entitled "**MANAGEMENT, OFFICERS AND EMPLOYEES**" below.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4445291	IC 033. US 047 049. G & S: Alcoholic beverages except beer and wine.	SweetShine	October 3, 2012	December 3, 2013	US
4480023	IC 033. US 047 049. G & S: Alcoholic beverages except beer and wine.	Bloomery SweetShine	February 1, 2013	February 11, 2014	US

Innovation by Distillery's R&D operations is very important to its success. Our goal is for Distillery to discover, develop and bring to market innovative products that address major unmet consumer needs. However, Distillery does not expend a significant amount of capital for R&D as its products generally comprise four simple ingredients: 190° corn liquor, water, sugar and whatever the fruit, root or nut is that we grow or source from other small farms. Distillery spent $982 in 2015 and $9 in 2016 on R&D, primarily on the development of one product.

Real Property

Distillery leases its current business facilities, set forth in the following chart, from Holdings. Under the leases, Distillery is required to directly pay all indebtedness secured by the demised premises (as reflected in the "*Liabilities & Encumbrances*" paragraph in the part entitled "Bloomery Plantation Holdings LLC" above), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises.

Property Address	Own or Lease	Description
16357 Charles Town Road Charles Town, WV 25414	Leased from Holdings	The Distillery is located 2 miles east of Charles Town, WV and is situated on a 12-acre parcel of land where the Shenandoah River meets the

		Blue Ridge Mountains. Our tasting room experience takes place in a rural two-story 50'x 16' historic log cabin in the woods.
322/324 N. Mildred Street Charles Town, WV 25414	Leased from Holdings	Our 2400 sq. ft. single story production and warehousing facility was recently rehabbed and opened in November 2015.

Governmental/Regulatory Approval and Compliance

As a distillery, Distillery is subject to extensive federal, state and local laws and regulations, which laws and regulations are subject to change from time to time. Distillery, and the labeling of its bottles, is regulated and licensed by the federal Alcohol and Tobacco Tax and Trade Bureau of the Department of the Treasury ("TTB"). Distillery's production operations are regulated and licensed by the state of West Virginia, and its sales and marketing activities are regulated and licensed by the various states in which it markets products. The Federal Permit does not need to be renewed every year, but the WV Distillery License is renewed annually. Additionally, Distillery is required to provide periodic reports regarding production, warehousing, sales, and tax matters to governmental regulators.

Distillery's licenses and permits may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that Distillery's conduct violates applicable regulations. Changes in laws, regulations and related interpretations, including changes in taxation requirements and increased enforcement actions and penalties may alter the environment in which Distillery does business.

The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Distilled Spirits	TTB	Basic Permit	May 22, 2011	July 8, 2011
Distilled Spirits	WV	Mini Distillery	July 11, 2011	August 8, 2011

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company. Such expenditures were approximately $0 for 2016. No material change is expected in fiscal year 2017.

Other
The address of the Company's principal place of business is 16357 Charles Town Road, Charles Town, West Virginia 25414. The Company's production and warehousing facility is located at 322/324 North Mildred Street, Charles Town, WV 25414.

The Company's telephone number is 304-725-3036.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Bloomery Plantation Distillery	Limited Liability Company	WV	December 21, 2010	100.0%
Bloomery Holdings	Limited Liability Company	WV	January 26, 2011	100.0%

MANAGEMENT, OFFICERS AND EMPLOYEES

The Company is managed by its members in accordance with the provisions of its Operating Agreement. Except as otherwise expressly stated in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company and to transact business on its behalf within the scope of the Operating Agreement. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the Class A Members, unless otherwise required by the Operating Agreement. The Class B Members shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

The only Class A Members are Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey.

The Company, being the sole member of Distillery, has appointed the following officers of Distillery pursuant to Distillery's Operating Agreement: Thomas J. Kiefer – Chief Executive Officer; Linda S. Losey – Chief Operating Officer & Chief Creative Officer; and Robert H. Losey – Chief Sales Officer.

The Class A Members, and the Officers of Distillery, are listed below along with all positions and offices held at the Company and Distillery, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications. Additionally, see Distillery's Business Plan attached as Exhibit C to the Company's Form C and the résumés attached thereto:

Name
Thomas J. Kiefer

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates

Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Executive Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Bloomery Plantation Distillery
Responsibilities: To carry out Distillery's strategic plans and policies, as well as to set the direction and oversee the finances of the company. Tom is the voice of reason and moderating force of Distillery's personalities. He applies his business acumen developed through his decades-work of management and consulting experience as the company emerges as a force in the industry.

Tom has been, from 7/31/06 to present, the Chief and Operations Manager of Baltimore County, Maryland's Bureau of Utilities, which has a $15 million operating budget and 570 employees. In this position, he is responsible for strategic and tactical oversight required for state and federal environmental regulation compliance and for improving business practices to achieve efficient resource utilization.

Education
- Tom is a Civil Engineering graduate and a licensed Professional Engineer in two states (MD, DE)
- 1991 - Wilmington College, Masters of Business Administration
    Gould Award - academic excellence and commitment to students and college mission
- 1978 - Virginia Tech, Bachelor of Science, Civil Engineering
- Certified Safety Manager, ASSE Construction Contract Administration, University of Wisconsin Construction Claims Avoidance, ASCE

Name
Linda S. Losey

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates
Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Operating Officer and Chief Creative Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, CCO of Bloomery Plantation Distillery,
Responsibilities: To carry out all aspects of operations, planning, execution, quality control and creative design, including the vision and direction of Distillery, product lines, marketing and branding. Linda directly oversees the manager of production, planning and day-to-day operations of the facility. Linda also works closely with Rob in the overall marketing efforts of the company.

Education
- 1990 - Nazareth College, M.S. in Education, graduated with High Honors

- 1989 - Nazareth College, B.S. in Speech Pathology, graduated Magna Cum Laude
- 1984 - Jamestown Community College, A.A. in Psychology

Name
Robert H. Losey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Holder of 20% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Sales Officer of Distillery, 2/1/12 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CSO of Bloomery Plantation Distillery
Responsibilities: To oversee and manage National Sales and Distribution, marketing, public relations and the managers of the tasting room.

Education
- 1982 - Clarkson College of Technology, Potsdam , NY, Bachelors of Science, Industrial Distribution

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Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Class A Members
Incurrence of indebtedness	Class A Members
Sale of property, interests or assets of the Company	Class A Members
Determination of the budget	Class A Members
Determination of business strategy	Class A Members
Dissolution/liquidation of the Company	Class A Members

Indemnification
Indemnification is authorized by the Company's Operating Agreement attached hereto as Exhibit B to the Class A Members and any appointed manager for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or such manager by the Company's Operating Agreement or by law, except for fraud, reckless or

willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of the Operating Agreement.

Employees

The Company currently has zero (0) employees. Distillery currently has thirteen (13) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Securities Issued Prior to Offering	
Type of security	**Class A LLC/Membership Interests**
Amount outstanding	200,000 Units (of 200,000 Units authorized)
Voting Rights	Except as otherwise expressly stated in Sections 5.1.2 and 8.1 of the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have the exclusive right, power, and authority to manage, direct, and control all of the business and affairs of the Company. All powers of the Company shall be exercised by or under the authority of the Class A Members.
Anti-Dilution Rights	The Class A Members have neither pre-emptive rights nor other anti-dilution rights.

Securities Issued Pursuant to Offering	
Type of security	**Class B LLC/Membership Interests**
Amount outstanding	19,700 Units – estimated (of 200,000 Units authorized)
Voting Rights	The Company's Operating Agreement attached as Exhibit B to the Company's Form C provides very limited voting rights to Class B Members. Section 5.1.2 of the Operating Agreement provides Class B Members a limited right to vote on the Company entering an agreement with an affiliate of a Class A

	Member. Section 8.1 of the Operating Agreement provides Class B Members the right to vote on an amendment to the Operating Agreement.
Anti-Dilution Rights	The Class B Members have neither pre-emptive rights nor other anti-dilution rights.

Ownership

A majority of the Company is owned by a few people. Those people are Thomas Kiefer, Linda Losey and Robert Losey.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities (being the Class A LLC/Membership Interests), calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage of Class A LLC/Membership Interests Owned Prior to Offering
Thomas Kiefer	40.0% (80,000 Units)
Linda Losey	40.0% (80,000 Units)
Robert Losey	20.0% (40,000 Units)

Issued and outstanding Class A LLC/Membership Interests total 200,000 units. After the finalization of the closing of sales under the Offering, issued and outstanding Class B LLC/Membership Interests will total approximately 19,700 units. Hence, all issued and outstanding LLC/Membership Interests (both Class A and Class B) after finalization of the closing will total approximately 219,700 units (200,000 Class A + 19,700 Class B). Accordingly, after closing, Class B Members will own, collectively, approximately 8.966773% (19,700/219,700) of all the LLC/Membership Interests (both Class A and Class B). After closing, each individual unit of the Class B LLC/Membership Interests will represent approximately 0.000455% (1/219,700) of all the LLC/Membership Interests (both Class A and Class B).

The Securities

The Company's organizational documents, its Articles of Organization and its Operating Agreement, are attached as Exhibit A and Exhibit B, respectively, to the Company's Form C.

The Securities sold pursuant to the Offering are an estimated nineteen thousand seven hundred (19,700) units of Class B LLC/Membership Interests in the Company of the total two hundred thousand (200,000) of such units authorized under the Company's Operating Agreement. As of the date of this Form C-AR, such nineteen thousand seven hundred (19,700) units are the only Class B LLC/Membership Interests issued and outstanding. Accordingly, an additional one hundred eighty thousand three hundred (180,300) units of Class B LLC/Membership Interests

remain available for issuance under the terms of the Operating Agreement.

In addition to the Class B LLC/Membership Interests, there are two hundred thousand (200,000) units of Class A LLC/Membership Interests in the Company that are authorized, all of which are issued and outstanding. No distributions have previously been made by the Company with respect to the Class A LLC/Membership Interests.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of units of the LLC/Membership Interests (whether Class A or Class B). The holders of units of the Class A LLC/Membership Interests determine when and how distributions are made. Particular rights of holders of the Securities are discussed in the paragraph entitled "***Rights and Obligations***" below.

The Company will not be required to make special minimum tax distributions to holders of LLC/Membership Interests (whether Class A or Class B), in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Return on Investment

The Company does not state a return on investment ("ROI") for the Securities because it would be entirely based on speculation. ROI will depend upon various factors including: when and to what extent Distillery becomes profitable; whether Distillery makes distributions to the Company; and when and to what extent the Class A Members determine that the Company should make distributions. We cannot project any of those items with any certainty. If made, distributions will be made as set forth in the paragraph entitled "***Rights and Obligations***" below. While the "Preferred Return" discussed in item (b) of said paragraph is a percentage of amounts invested (until those amounts are returned to the investor by the distributions discussed in item (c) of said paragraph), the Preferred Return may not be equivalent to a 10% return because those payments may be deferred into future years.

Allocations

Profit and Loss is allocated among the holders of units of the LLC/Membership Interests in the Company (whether Class A or Class B) as specified in Section 4.2 of the Company's Operating Agreement attached as Exhibit B to the Company's Form C. See said section for further detail regarding allocations.

Rights and Obligations

Holders of the Securities are holders of units of the Class B LLC/Membership Interests in the Company, whose rights and obligations will be governed by the Company's Operating Agreement attached as Exhibit B to the Company's Form C. The following summarizes only certain provisions of the Operating Agreement. Holders of the Securities should read the entire Operating Agreement for complete information concerning the rights and obligations of the members of the Company.

(a) **The Class B Members are generally NOT entitled to vote upon matters concerning the Company or otherwise participate in management of the Company.** The Class B Members have only the rights to vote upon matters and participate in

management as expressly provided under Sections 5.1.2.1 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement. See the Company's Operating Agreement, specifically including Section V thereof, for additional information regarding management.

(b)   The Class B Members are entitled to the "Preferred Return" specified in Section 3.3.1 of the Company's Operating Agreement. The Preferred Return is a cumulative, annual return equal to ten percent (10%) of a unit holder's "Unreturned Capital Contributions" (as defined in the Operating Agreement - being the price paid for the holder's units reduced, but not below zero, by the distributions discussed in the following item (c)). No other distributions may be paid to any holders of Membership Interests until the accrued and unpaid Preferred Return for prior years and the then current year is paid.

(c)   Subject to item (b) above, until the "Unreturned Capital Contributions" (as referenced in item (b) above) of all the Class B Members are reduced to zero, distributions by the Company shall be shared as follows: (i) at least fifty percent (50%) to the Class B Members then with Unreturned Capital Contributions, pro rata in proportion to their units, to the extent of their respective Unreturned Capital Contributions; and (ii) the balance as provided in item (d) below. See the Company's Operating Agreement, specifically including Section 4.1.2 thereof, for additional information regarding the distributions.

(d)   Subject to items (b) and (c) above, distributions by the Company shall be made to the Class A and Class B Members, in proportion to the respective units of LLC/Membership Interests held. See the Company's Operating Agreement, specifically including Section 4.1.3 thereof, for additional information regarding the distributions.

(e)   Upon dissolution of the Company, after payment of all debts, liabilities, and other obligations to creditors and allocation of profit or loss in accordance with provisions of the Operating Agreement, the remaining assets of the Company shall be distributed as provided in items (b), (c), and (d) above. See the Company's Operating Agreement, specifically including Section 4.3 thereof, for additional information regarding distributions on dissolution.

(f)   Except as expressly set forth herein and in the Operating Agreement, the units of LLC/Membership Interests in the Company (whether Class A or Class B) are not redeemable, have no conversion rights, and carry no preemptive or other rights to subscribe for or purchase additional units in the event of a subsequent offering.

(g)   Notwithstanding the preceding item (f), as provided and on the terms and in the limited situations set forth in Section 3.3.3 of the Company's Operating Agreement, the Company may redeem and purchase back from holders any units issued pursuant to the Offering without further consent or approval of the holders for a purchase price equal to: (i) the unit holder's "Unreturned Capital Contributions" (as referenced in item (b) above);

plus (ii) an interest component equal to fifteen percent (15%), per annum, non-compounded, of the total price paid under this Offering for the units, but with the total interest component not to exceed the total price paid under this Offering, reduced by any Preferred Returns previously paid to the holder. See the Company's Operating Agreement, specifically including Section 3.3.3 thereof, for additional information regarding the Company's redemption right.

(h)   All of the units shall be fully-paid and non-assessable upon receipt of a paid subscription.

Capital Contributions
Neither the Class A nor Class B Members will be required to make additional capital contributions to the Company following the Offering.

Restrictions on Transfer
Transfers of LLC/Membership Interests in the Company are subject to certain restrictions set forth in Section 8.2 of the Company's Operating Agreement attached as Exhibit B to the Company's Form C. See said section for further detail regarding transfer restrictions.

All transfers of LLC/Membership Interests are subject to state and federal securities laws. Pursuant to Section 227.501 of Regulation CF, the Securities sold pursuant to the Offering may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (iii) as part of an offering registered with the SEC, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the Family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Drag-Along Provisions
Pursuant to provisions of the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have Drag-Along rights. Drag-Along rights means that, in the event all the Class A Members elect to sell all their units to an Acquirer on a good-faith, arm's length basis, the Company (by action of the Class A Members) may compel the Class B Members to sell all the Class B LLC/Membership Interests to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the Company. Further, if the Class A Members negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the units of Class A LLC/Membership Interests or all or substantially all of the Company's assets, the Class B Members shall cooperate in the negotiation and consummation of any such sale or other transfer.

Withdrawal
The Company is not required to make payments to a Class A or Class B Member upon such

holder's withdrawal from the Company.

Voting and Control
Except as otherwise expressly stated in the Company's Operating Agreement attached as Exhibit B to the Company's Form C, the Class A Members have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the Class A Members, unless otherwise required by the Operating Agreement. The holders of the Securities, i.e., the units of the Class B LLC/Membership Interests in the Company, shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

No voting agreements or equity-holder agreements exist among the Class A Members.

Anti-Dilution Rights
The Securities do not have pre-emptive rights or other anti-dilution rights. After the Offering, the Company (by action of the Class A Members) may issue the balance of authorized units of Class B LLC/Membership Interests not sold under this Offering, which additional units would dilute the percentage of both the aggregate Class B LLC/Membership Interests and the aggregate of all LLC/Membership Interests (both Class A and Class B) owned by purchasers of the Securities under the Offering, and accordingly dilute the percentage of distributions to which they would be entitled. Further, the Company could amend the Company's Operating Agreement to authorize and issue additional membership interests, whether Class A, Class B, or of a separate class entirely, at a later date, which interests may be dilutive and could adversely affect the value of the Securities purchased under the Offering. However, the Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

Modification of the terms of the Securities
The terms of the Securities may be modified by amendment of the Company's Operating Agreement. However, the Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

FINANCIAL INFORMATION

Please see (i) the financial information listed on the cover page of this Form C-AR, (ii) that set forth in the paragraph entitled "*Business Plan and Financial Information*" of the part entitled "Bloomery Plantation Holdings LLC" of the subsection entitled "Description of the Business" of the section entitled "BUSINESS" of this Form C-AR above, and (iii) the Company's Financial Statements attached hereto as Exhibit B, in addition to the following

information.

Operations

The Company's financial performance and success is wholly dependent upon the performance of Distillery. Distillery currently has cash flow and liquidity problems. Distillery currently operates at a loss.

As the Company moves forward, we believe that Distillery's prior earnings and cash flows are not indicative of future earnings and cash flows. On the tasting room side, the new West Virginia legislation that resulted from our lobbying efforts makes for a more business-friendly climate. The legislation significantly impacts Distillery's tasting room gross profit, raising it from 21% to 37%. On the national warehouse side, implementing a National Sales and Marketing Campaign to gain market share should help push brand awareness and recognition on the liquor store shelves, to the bartenders and mixologists, and ultimately to the end consumer. We expect that Distillery should hit its break-even by October 2017, and thereafter be profitable year over year.

The Company expects that Distillery will achieve profitability in the next 12 months or sooner. Currently, Bloomery SweetShine is distributed in WV, DC, VA, TN, MD, PA, NY, RI, and MA. Distillery's new production facility is up and running. With scalability in place, Distillery's focus in 2017 will be targeting IL and CA. In addition, in 2018 and beyond, Distillery will be targeting some of the biggest markets for alcohol consumption, as well as some of the toughest states to compete in, including FL and TX. Therefore, the focus will be on creating brand awareness and recognition through a cohesive targeted marketing strategy, including digital marketing, point of sale pieces, brand agents, pop-ups, bartender engagement and media placement.

Distillery currently requires $60,000 a month to sustain operations.

Be advised that the Company's projections, beliefs, and expectations reflected herein are wholly speculative and may be incorrect or inaccurate. Distillery's operations and activities may be unprofitable due to any number of considerations.

Liquidity and Capital Resources

On October 17, 2016, the Company commenced the Offering pursuant to Regulation CF and raised approximately $197,000 (gross of commissions and expenses).

The proceeds of the Offering are necessary to the operations of the Company and Distillery. The Offering proceeds are essential to Distillery's operations. Distillery plans to use the proceeds as set forth in the Company's Form C in the section entitled "**USE OF PROCEEDS**," which is an indispensable element of its business strategy.

Neither the Company nor Distillery has any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past few years:

In 2013, Holdings purchased a 2,400 sq. ft. facility to expand Distillery's production capability and increase operating efficiency. Throughout 2014 and 2015, we worked at rehabilitating the building for Distillery's operation and Distillery moved into it November 2015. Scalability is in place for the implementation of a National Sales and Marketing Campaign.

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes, Trends and Uncertainties
The Company does not currently believe it is subject to any material changes, trends or uncertainties (beyond those uncertainties discussed elsewhere herein).

THE COMPANY'S FINANCIAL STATEMENTS ATTACHED HERETO AS EXHIBIT B ARE AN IMPORTANT PART OF THIS FORM C-AR AND SHOULD BE REVIEWED IN THEIR ENTIRETY.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding Class A LLC/Membership Interests, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Distributions or Payments

Related Person/Entity	Linda Losey and Rob Losey
Relationship to the Company	Linda – Class A Member (40%), COO/CCO Rob – Class A Member (20%), CSO
Total amount of money involved	$1,600.00 per person per two (2) week period
Benefits or compensation received by related person	Compensation for services rendered as officers of Distillery (payable as guaranteed payment in lieu of salary); Paid when funds available
Benefits or compensation received by Company	Linda runs the Operations of the Company. Rob runs the Sales and Distribution side of the Company.

Additionally, the Company has the following related person transactions:

Payable to Related Party

The payable to related party consists of personal credit card debt incurred by a Class A Member for Company expenditures.

Collateral, Personal Guarantees

Substantially all assets of the Company are pledged as collateral on notes payable to a bank. Two of the Company's Class A Members have issued personal guarantees on the notes.

Family Employees

Occasionally, the Company employs relatives of the Members in various non-executive capacities. In such cases, these employees are paid customary and prevailing wages which the management believes to constitute arms-length transactions.

Conflicts of Interest

The Company is not aware that it has engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company HAS NOT failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter connected with the Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with the Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BLOOMERY INVESTMENT HOLDINGS, LLC

By: _____
Linda S. Losey

and

By: _____
Thomas J. Kiefer

and

By: _____
Robert H. Losey

Being all the Members of Bloomery Investment Holdings, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: 4/30/17   _____
Linda S. Losey, Manager & Class A Member

Date: 4/30/17   _____
Thomas J. Kiefer, Class A Member

Date: 4/30/17   _____
Robert H. Losey, Class A Member

INDEX OF DEFINED TERMS

The capitalized terms below used in this document are defined on the corresponding pages indicated.

EXHIBITS

Exhibit A   Update to Distillery's Business Plan

Exhibit B   Company's Financial Statements

Update to Distillery's Business Plan

UPDATE TO DISTILLERY'S BUSINESS PLAN

2016 marked the Distillery's fifth year anniversary—serving over 75,000 visitors in five years from every continent except Antarctica. National Sales and Distribution expanded from 7 to 9 states with the addition of MA and RI. Although sales stayed steady, expenses decreased sharply. While the Distillery's net income remains negative, the bottom line improved by nearly 60%.

The Distillery continued to garner attention through national press, including Playboy.com, to winning awards, including Charles Town's Ugly Sweater Contest. 2016 continued to see Bloomery as a pioneer of small businesses—with the launch of America's first Regulation Crowdfunding Campaign. With the close of the campaign set for the first part of 2017, funds from the raise are helping to launch the first all natural green liqueur made in America—the first new sku in Bloomery's Bartending line. The first three initial batches have already sold out of stock. With the funds and power to lead, National Sales and Distribution has begun discussions with distributors in three additional markets for 2017.

EXHIBIT B

Company's Financial Statements

Bloomery Investment Holdings, LLC
(A West Virginia Limited Liability Company)
Balance Sheets
December 31, 2016, 2015 and 2014
(unaudited)

	As of 12/31/2014	As of 12/31/2015	As of 12/31/2016
Assets			
Cash	2,432	6,697	600
Accounts Receivable	24,193	23,876	39,316
Inventory	161,882	115,367	89,919
Automobiles	36,647	36,647	36,647
Furniture and Equipment	38,130	53,013	53,013
Buildings and Improvements	410,621	406,402	406,402
Land	169,525	169,525	169,525
Accum Depr - Equipment	(54,730)	(81,396)	(104,722)
Intangible Assets	15,082	15,082	15,082
Accumulated Amortization	(4,170)	(6,577)	(8,983)
Total Assets	799,612	738,636	696,798
Liabilities and Members Equity			
Accounts Payable	8,801	21,812	10,398
Accrued Expenses	8,525	5,001	5,602
Accrued Payroll Taxes	11,186	-	
Current Portion LT Debt	24,250	26,447	9,627
Payable to Related Party	-	84,142	119,498
Line of Credit payable to bank	148,170	148,073	146,722
Long-Term Debt payable to bank, net of current portion	485,244	464,128	451,887
Members Equity	113,436	(10,967)	(46,936)
Total Liabilities and Members' Equity	799,612	738,636	696,798

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company
Statements of Income
For the Years Ended December 31, 2016, 2015 and 2014
(unaudited)

	2014	2015	2016
Sales	789,927	790,683	790,432
Cost of Sales	323,187	493,335	404,423
Gross Profit	466,740	297,348	386,009
Expenses			
General and Administrative	792,613	623,184	528,378
Interest	25,931	26,718	25,005
Depreciation and Amortization	26,519	29,074	25,732
	845,063	678,976	579,115
Loss from Operations	(378,323)	(381,628)	(193,106)
Other Income	52,230	-	-
Net Loss	(326,093)	(381,628)	(193,106)

We, Thomas Kiefer, Linda Losey, Rob Losey, certify that the financial statements of Bloomery Investment Holdings, LLC, included in this Form are true and complete in all material respects.





Being all the Class A Members of the Company

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company
Statements of Changes in Members' Equity
For the Years Ended December 31, 2016, 2015 and 2014
(unaudited)

	2014	2015	2016
Beginning Members' Equity	(597,645)	113,436	(10,967)
Contributions	1,037,174	266,425	157,137
Distributions	-	(9,200)	
Net Loss	(326,093)	(381,628)	(193,106)
Ending Members' Equity	113,436	(10,967)	(46,936)

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company
Statements of Cash Flows
For the Years Ended December 31, 2016, 2015 and 2014
(unaudited)

	2014	2015	2016
Cash Flows from Operating Activities			
Net Loss	(326,093)	(381,628)	(193,106)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation and amortization	26,519	29,074	25,732
(Increase) Decrease in:			
Inventories	(50,750)	46,515	25,448
Accounts receivable	696	317	(15,440)
Increase (Decrease) in:			
Accounts Payable and Payable to Members	8,801	13,011	(11,414)
Payable to related party	-	84,142	35,356
Accrued expenses	(11,237)	(3,524)	
Accrued payroll taxes and other	4,956	(11,186)	-
Net Cash used by operating activities	(347,108)	(223,279)	(133,424)
Cash Flows from Investing Activities			
Net additions of property, plant and equipment	(33,950)	(10,664)	0
Net cash used in investing activities	(33,950)	(10,664)	0
Cash Flows from Financing Activities			
Proceeds from long term debt	-	6,540	-
Increase (decrease) in line of credit	118,170	(97)	(1,351)
Repayment of long term debt	(801,314)	(25,458)	(28,461)
Contributions from members	1,037,174	266,425	157,137
Distributions to members		(9,200)	
Net cash provided by financing activities	354,030	238,210	127,325
Net Change in Cash	(27,028)	4,267	(6,099)
Cash, Beginning of Year	29,460	2,432	6,699
Cash, End of Year	2,432	6,699	600
Supplemental Cash Flow Information			
Interest Paid	25,931	26,718	25,005
Income Taxes Paid	-	-	-